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                              April 24, 2024

       Greg Lehmkuhl
       Chief Executive Officer
       Lineage, Inc.
       46500 Humboldt Drive
       Novi, MI 48377

                                                        Re: Lineage, Inc.
                                                            Amendment No. 4 to
                                                            Draft Registration
Statement on Form S-11
                                                            Submitted on April
11, 2024
                                                            CIK No. 0001868159

       Dear Greg Lehmkuhl:

                                                        We have reviewed your
amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe this comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 4, 2024 letter.

       Amendment No. 4 to Draft Registration Statement on Form S-1 submitted April 12, 2024

       Determination of Executive Compensation
       Use of Comparative Market Data, page 214

   1. We note your disclosure added in response to prior comment 3 that the compensation committee does not
"benchmark" pay, but reviews market data as one input in the determination of
executive pay, and that you reviewed total compensation of your executives relative to
compensation of comparable positions among the peer companies listed on page 214, but
did not set compensation at specific target percentiles within the peer group. Please note
the staff's view that in the context of Item 402(b)(2)(xiv) of
                                                        Regulation S-K,
"benchmarking" generally entails using compensation data about other companies as a
reference point, either in whole or in part, to base, justify or provide a framework for a
compensation decision. Please see paragraph 118.05 of the staff's
 Greg Lehmkuhl
Lineage, Inc.
April 24, 2024
Page 2
      Regulation SC&DI and Item 402(b)(2)(xiv) and revise accordingly. Please also explain where the compensation the company paid to its executives fell within the range of compensation paid by peer companies.
       Please contact Ameen Hamady at 202-551-3891 or Mark Rakip at 202-551-3573 if you
have questions regarding comments on the financial statements and related matters. Please contact Catherine De Lorenzo at 202-551-3772 or Pam Long at 202-551-3765 with any other questions.



                                                          Sincerely,
FirstName LastNameGreg Lehmkuhl
                                                          Division of
Corporation Finance
Comapany NameLineage, Inc.
                                                          Office of Real Estate
& Construction
April 24, 2024 Page 2
cc:       Lewis Kneib, Esq.
FirstName LastName